FORM C-AR

ANNUAL REPORT UNDER REGULATION CROWDFUNDING

Vero3 Limited

Fiscal Year Ended December 31, 2025

CIK: 0002079725

Filed: April 30, 2026

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Item 1 — Issuer Information

Name of issuer: Vero3 Limited.

Doing Business As: Vero3 Limited

Form of business organization: Corporation

Jurisdiction of organization: Wyoming

Principal executive office address: 525 Randall Ave Ste 100, Cheyenne, WY 82001

Website: https://vero3.com

Investor relations URL: https://www.vero3.com/corporate#investor-resources

Email contact for investor inquiries: invest@vero3.com

Fiscal year-end: December 31

Item 2 — Directors and Officers

The Company has Three (3) directors and Two (2) executive officers:

Tim McManus — Founder and Chairman

Tim serves as the Chairman and Founder of the Company. He is a resilient senior executive with over 30 years of experience in identifying, developing, and managing international resource projects, including 18 years in senior leadership positions. Tim demonstrates excellence in communication and engagement with a broad spectrum of stakeholders across government entities, community groups, and industry bodies, both nationally and internationally, effectively navigating diverse cultural expectations.

Scott Durgin - President and Director

Scott, President of the Company, has over thirty years in the coal and natural resources industry, including roles as Senior Vice President at Peabody Energy, Vice President of Operations at North Antelope Rochelle Mine, and management positions at Caballo and Rawhide mines during his 28 years at Peabody Energy.

Peter Harding-Smith - CFO and Director

Peter serves as Chief Financial Officer and Director for the Company. He has extensive experience in public companies and IPO processes, including financial strategy, M&A, corporate finance, project management, and organizational transformation. Peter possesses a thorough understanding of listing, compliance, and governance requirements. He has a history of working in investor relations, capital raising, and regulatory processes, and is widely known for his strong strategic planning and decision-making skills. Peter is a Fellow of the Governance Institute of Australia and Financial Services Institute of Australasia.

Brian Demet – Chief Executive Officer

Brian Demet brings extensive experience in subsurface resource development and energy infrastructure. Prior to joining Vero3, he served as Managing Director of Delo Consulting LLC, where he advised clients on mergers and acquisitions through integrated geologic, financial, and operational analysis, supporting asset evaluation, transaction structuring, and investment decision-making. He previously held the role of Exploration Manager at Stonewater Minerals LLC, where he led the advancement of lithium-brine exploration projects from concept through execution.

Simon Rienstra - Vice President - Development

Simon is a qualified engineer and talented valuation modeler with 15 years in the global energy and mining industry. With expertise in civil engineering and construction - specializing in project management and delivery in remote and challenging environments - Simon has overseen projects in regional Queensland, South Australia and Tasmania as well as the small African nation of Madagascar. Simon commenced his professional career at John Holland and has worked for a number of reputable Australian mining companies including MCG Group, Larkham Resources, Red Mulga Indigenous Services and Bass Metals (later Greenwing Resources). Simon graduated from Central Queensland University in 2009 with a Bachelor of Engineering (Civil) and holds a Graduate Diploma of Applied Finance (Financial Analysis) from Kaplan Professional.

Item 3 — Holders of 20% or More of Voting Securities

As of December 31, 2025, the following person owned 20% or more of the Company's outstanding voting securities, calculated on the basis of voting power:

Name	Class of Securities	% of Voting Power
Vero3 Holdings Limited	Common Stock	95.6%

The remaining 4.4% of voting securities is held by minority shareholders, none of whom individually hold 20% or more.

No preference shares have been issued at this time.

Item 4 — Description of Business and Anticipated Business Plan

Vero3 Limited was established in Wyoming on November 12, 2024, to facilitate the 90% acquisition of Prime Lithium LLC, the entity managing the Rock Springs Uplift (RSU) Project. We are currently progressing with approvals for the first phase of our Decarbonized Powered Data Center Campus, which has the potential to produce clean water and battery-grade lithium by-products intended for domestic use.

Core Offerings and Service Lines

Our primary focus remains the ongoing development of the company's flagship asset through a 'scale and speed through partnerships' strategy. Being Wyoming-based allows us to utilize the state's primacy for carbon management approvals which drastically minimizes the approvals timeline to enter Carbon Capture, Utilization, and Storage (CCUS) operations and leverage off long-established and sophisticated carbon infrastructure and investment policies.

The Company's intended products and services include:

Offerings	Description	Target Market
Sustainable AI Infrastructure	Acreage and systems dedicated to carbon-neutral AI computing.	Hyperscalers who require scalable, decarbonized infrastructure.
Geological Carbon Sequestration	Permanent, large-scale underground CO2 storage.	Voluntary offset markets for verified carbon reduction.
Desalinated Water Production	Clean water generation through advanced desalination.	Colorado River System and regional industrial consumers.
Low-Emission Lithium	Economical production of carbon-neutral lithium compounds.	Domestic battery manufacturing and technology sectors.

While the Company has not yet generated revenue, it intends to market these offerings within the United States.

Anticipated Business Plan

As development activities continue, Vero3 anticipates the RSU Project will serve as a global leader in carbon storage, providing up to 3 gigawatts of decarbonized power while becoming a top-tier, low-cost lithium producer in the U.S. Our base-case operational targets include storing 3 million metric tons of CO2, generating 2.3 billion gallons of clean water, and producing 9,000 metric tons of lithium carbonate equivalent (LCE) annually, with the capacity to scale these figures fivefold. Designed as a closed-loop system, the project prioritizes zero waste and a minimal footprint. This environmental approach secures three distinct revenue streams—Carbon, Lithium, and Water—specifically tailored to support America's leadership in AI compute capability.

Item 5 — Number of Employees

As of December 31, 2025, the Company had no full-time employees, with all Directors and Executive contracted to the Company. The Company also engaged independent contractors and service providers from time to time during the fiscal year.

Item 6 — Risk Factors

Investment in the Company involves significant risks. Investors should carefully consider the following risk factors. The risk factors below are not exhaustive.

You Might Lose Your Money

An investment in the Company involves significant risk. Unlike a bank deposit, your investment is not insured and there is no guarantee of return of capital. The Company's ability to make payments and ultimately return investor capital depends on numerous factors, many of which are beyond its control.

Limited Operating History and History of Losses

The Company has a limited operating history and has incurred substantial net losses in each year of operation. As of December 31, 2025, the Company had an accumulated deficit of approximately $1,371,000 and has historically utilized a loan from the major shareholder to continue operations. There can be no assurance that the Company will achieve profitability.

Competition

The market in which Vero3 Limited is competing in is highly competitive and includes large, well-funded companies. Significant new entrants or actions by existing competitors could materially adversely affect the Company's business.

Reliance on Management Team

The Company's success depends substantially on the abilities of its founder, Board and executive team. Loss of their services for any reason would materially adversely affect the Company. The Company does not maintain key person life insurance.

Need for Additional Capital

The Company will likely need to raise additional capital in the future to expand operations, support manufacturing, and execute its consumer product launch plan. There is no assurance such capital will be available on acceptable terms or at all.

Future Investors Might Have Superior Rights

Future financing rounds may dilute existing investors and may include securities with rights superior to the Company's current capital.

Inability to Sell Securities

The Company's ordinary securities are not registered under the Securities Act or any state securities laws. Holders may have difficulty selling or transferring their securities and should be prepared to hold them for an extended period.

Regulatory and Legal Risk

The Company is subject to various federal, state, and local laws and regulations. Changes in laws, including securities laws, environmental and safety regulations, and tax laws, may affect the Company's operations and financial condition.

If the Company cannot raise sufficient funds, it may not not succeed.

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

Tariff and Macroeconomic Risk

Tariffs and macroeconomic conditions, including inflation, supply chain disruptions, and changes in consumer spending, could materially affect the Company's costs and demand for its products.

We will rely on a limited number of suppliers for our raw materials.

The Company will be dependent on suppliers for its project construction and operations. As we do not own any existing facilities, other than our underlying permits we rely on third party suppliers we do not control to supply our raw materials for construction and operations. Any impact on their pricing or any taxes imposed on the sale of equipment and services could materially adversely affect the ability of the Company to meet its planned objectives.

The development and commercialization of critical mineral supply is highly competitive.

We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide pursuing new energy efficient technologies, critical mineral production and carbon management. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize processes and products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

High competition for our products, including carbon offsets, may lead to pricing pressure, reduced margins, or lack of market acceptance.

Without regulated commodity pricing and other factors, our products face significant pricing pressure. Dominance of others in the market could result in unsustainable margins, adversely affecting our operations.

Lack of Audit and Limited Reporting

The financial statements included with this report are certified by the principal executive officer but have not been audited or reviewed by an independent accountant. The Company is subject to the limited ongoing reporting requirements of Regulation Crowdfunding only.

Item 7 — Description of the Reg-CF Offering

On November 19, 2025, the Company closed an offering ordinary shares pursuant to Section 4(a)(6) of the Securities Act of 1933 ("Regulation Crowdfunding"). The offering was conducted through DealMaker, LLC, a SEC-registered funding portal operating at www.dealmaker.tech.

Security type: Ordinary Shares

Total raised (gross): $1,098,822.01

Intermediary fee (Honeycomb 8.5%): $95,354.57

Net proceeds to issuer before other capital raising costs: $1,003,469.44

Offering target range: $20,400 minimum / $1,234,999 maximum

Closing date: November 19, 2025

Number of investors (beneficial): Approximately 484 unique investors

Vero3 Limited valuation cap (post-money): $26,145,021

Item 8 — Capital Structure

As of December 31, 2025, the Company's capital structure consisted of:

- Common Stock: $26,145,021 — held by Vero3 Holdings Limited (95.6%) and minority shareholders (4.4%)
- Loans from related party (Vero3 Holdings Limited): $1,753,369 outstanding as of 12/31/2025

Item 9 — Indebtedness/Related Party Transactions

As of December 31, 2025, the Company's indebtedness was as follows:

Related Party loan from Vero3 Holdings Limited: $1,753,369 principal as of 12/31/2025 (an increase of $ 572,979 during 2025), Interest free, maturity date of December 31, 2027.

Trade payables and accrued expenses: $27,854 (Accounts Payable plus Accrued Expenses).

Item 10 — Other Exempt Offerings Within Past 3 Years

There have been one offering in the three years preceding this Annual Report. In 2025, the Company conducted the Regulation Crowdfunding offering described in Item 7 of this report.

Item 11 — Discussion of Financial Condition and Results of Operations

Overview of FY 2025

During fiscal year 2025, the company focused on expanding its acreage and advancing partnerships and government approvals necessary for an initial 180-megawatt phase of its planned 3-gigawatt Decarbonized Powered Data Center Campus. In August 2025, the Company appointed Biran Demet as CEO. Brian brings extensive experience in subsurface resource development and energy infrastructure. The Company also performed a Reg CF capital raise via DealMaker, raising ~$1.1m before costs to progress studies on the RSU Project.

Through the co-location of AI-driven power generation and integrated carbon capture technology, the Company intends to accelerate towards revenue generation. This strategic development is expected to unlock the broader value of the RSU Project, which includes domestic production of clean water and battery-grade lithium by-products, maximizing the project's three revenue stream potential.

In preparation for a potential Initial Public Offering (IPO), the Company remains committed to accelerating project development and approvals throughout 2026 and into the 2027 fiscal period. Management's strategy in targeting early-stage revenue through provision of decarbonized power for America's AI build out assists in fast-tracking its long-term ambition of establishing itself as a leading low-cost supplier of carbon-neutral lithium.

Revenue

The Company is pre-revenue.

Operating Expenses

Total operating expenses for fiscal year 2025 were $650,418, compared to $522,700 in fiscal year 2024 — a 24% increase. In August 2025, the Company appointed Brian Demot as CEO. Permit Management costs and external contracting costs remained consistent with prior year. Initial costs of $40,110 in relation to the Reg CF raise where were expensed.

Material expense categories for FY 2025 included:

- General and Administration $448,958 (vs. $73,942 in 2024)
- Business Development expenses: $73,546 (vs. $40,793 in 2024)
- Project Development: $nil (vs. $280,366 in 2024)
- Land Management Costs: $127,913 (vs. $127,600 in 2024)

Net Loss and Going Concern

Net loss for fiscal year 2025 was $650,418, compared to a net loss of $522,694 for fiscal year 2024 — a increase of approximately $127,723 (24.4%). The Company's accumulated deficit as of December 31, 2025 was $1,714,655. The Company has historically funded operations through an interest free loan from the major shareholder and related party, Vero3 Holdings Limited. The Company anticipates that further support from Vero3 Holdings, existing working capital and the ability to raise further capital will provide a runway through at least the next twelve months. However, the Company will likely require additional capital to support the development of the RSU project and ongoing operations beyond that horizon.

The Company's ability to continue as a going concern depends on its ability to manage operating expenses, and raise additional capital as needed.

Capital and Liquidity

Cash on hand at December 31, 2025 was $470,256, compared to $2,995 at December 31, 2024 — a $467,260 increase. The increase reflects $1,098,822 of gross proceeds from the Regulation Crowdfunding offering described in Item 7, $572,979 in additional related party loans, offset by operating cash outflows.

Item 12 — Financial Statements

The Company's financial statements for fiscal year 2025, including the Balance Sheet as of December 31, 2025 and the Statement of Operations, Statement of Cash Flows, and (where applicable) Statement of Stockholders' Equity for the year ended, together with the Notes to Financial Statements, are attached to this Annual Report. The financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles and have been certified by the principal executive officer of the Company in accordance with 17 CFR § 227.201(t) of Regulation Crowdfunding.

They have not been audited or reviewed by an independent public accountant.

Summary of key financial metrics for FY 2025 (with prior-year comparison):

Total Revenue: $Nil (FY 2024: $Nil)
Total Operating Expenses: $650,418 (FY 2024: $522,694)
Net Operating Loss: $650,418 (FY 2024: $522,694)
Interest Expense and Taxes: $Nil (FY 2024: $Nil)
Total Assets: $510,572 (FY 2024: $2,995)
Total Liabilities: $1,781,224 (FY 2024: $1,180,390)
Total Equity: $(1,370,660) (FY 2024: $(1,177,395))
Cash and Cash Equivalents: $470,256 (FY 2024: $2,995)

Item 13 — Disqualification Events

The Company certifies that none of the events set forth in 17 CFR § 227.503 (the "bad actor" disqualification provisions) has occurred with respect to the Company, its directors, officers, or 20%+ holders, within the time periods specified in those provisions.

Item 14 — Ongoing Reporting

In accordance with 17 CFR § 227.202, the Company will continue to file annual reports on Form C-AR with the U.S. Securities and Exchange Commission no later than 120 days after the end of each fiscal year, until the Company's reporting obligations terminate under the conditions described in 17 CFR § 227.202(b).

Officer Certification

I, Peter Harding-Smith, certify that:

1. I have reviewed the financial statements included in this Form C-AR for Vero3 Limited. for fiscal year ended December 31, 2025;

2. The financial statements are true and complete in all material respects to the best of my knowledge;

3. All statements of fact, tax return information, and other information included in this Form C-AR are accurate and complete to the best of my knowledge;

4. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, applied on a basis consistent with prior periods, except as may be disclosed in the Notes to Financial Statements.

_____

Peter Harding-Smith

Director and Chief Financial Officer, Vero 3 Limited.

Date: April 30, 2026

Balance Sheet

December 31, 2025

As of December 31,		2025		2024
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	470,256	$	2,995
Receivables		40,316		-
Total Current Assets		**510,572**		**2,995**
Intangible Assets				-
Total Assets	**$**	**510,572**	**$**	**2,995**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	27,854	$	-
Current Portion of Related Party Loans		1,753,369		1,180,390
Total Current Liabilities		**1,781,224**		**1,180,390**
Total Liabilities		**1,781,224**		**1,180,390**
STOCKHOLDERS' EQUITY				
Common Stock		486,994		200
Accumulated Deficit		(1,714,655)		(1,059,836)
Non-controlling interest (10%)		(142,998)		(117,760)
Total Stockholders' Equity		**(1,370,660)**		**(1,177,395)**
Total Liabilities and Stockholders Equity	**$**	**410,564**	**$**	**2,995**

Profit and Loss

December 31, 2025

For the Year Ended December 31,	2025	2024
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General and Administrative	448,958	73,942
Business Development	73,546	40,793
Project Development	-	280,366
Land Management Costs	127,913	127,600
Total Operating Expenses	**650,418**	**522,700**
Net Operating Loss	**(650,418)**	**(522,700)**
Interest Expense	-	-
Other Loss/(Income)	-	(6)
Loss Before Provision for Income Taxes	**(650,418)**	**(522,694)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (650,418)**	**$ (522,694)**

Statement of Cash Flow

December 31, 2025

For the Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(650,418)	$	(522,694)
Changes in Operating Assets and Liabilities:				
Receivables		(40,316)		-
Accounts Payable		27,854		(393)
Net Cash Used in Operating Activities		**(662,880)**		**(523,087)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Used in Investing Activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		572,979		525,882
Issuance of stock		486,794		200
Net Cash Used in Financing Activities		**1,059,773**		**526,082**
Change in Cash & Cash Equivalents		**396,893**		**2,995**
Cash and Cash Equivalents - Beginning of the Year		2,995		-
Cash and Cash Equivalents - End of the Year	$	**399,888**	$	**2,995**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest		-		-

Vero3 Limited

Notes to Financial Statements

For the Fiscal Year Ended December 31, 2025

Note 1 — Organization and Nature of Operations

Vero3 Limited was incorporated on November 12, 2024, in the State of Wyoming. On December 10, 2024, the Company acquired a 90% equity interest in Prime Lithium LLC, an entity organized on June 16, 2021, in the State of Delaware, through the issuance of 1,000,000 shares of its common stock to Vero 3 Holdings Limited. The transaction was accounted for as a transfer of entities under common control in accordance with ASC 805-50. Accordingly, the accompanying consolidated financial statements have been retrospectively adjusted to include the financial position and results of operations of Prime Lithium LLC as if the combination had occurred on January 1, 2024. The Company's headquarters are located in Cheyenne, Wyoming.

Vero3 Limited (Vero3) is a Wyoming industrial business innovating carbon management to produce critical minerals and clean water for America. The company's primary project is the development and eventual commercial operation of the Rock Springs Uplift Carbon, Lithium, Water Project (RSU Project) located directly adjacent to the Jim Bridger Power Plant (JBPP) in the County of Sweetwater, Wyoming. The RSU Project is potentially one of the largest permanent carbon storage hubs in the world, one of the lowest-cost lithium producers globally and potentially one of the largest lithium producers in the United States. Once in production it is expected to permanently sequester 3 million tonnes of carbon dioxide, produce 2.3 billion gallons of clean water and 9,000 tonnes of lithium carbonate equivalent (LCE) per annum. The project will operate via a closed-loop process pathway, a minimal operational footprint, and excellent environmental credentials.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). They are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2025, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. For product sales, revenue is recognized when control of the product transfers to the customer (typically upon delivery). Customer pre-payments collected in advance of delivery are deferred and recognized as Deferred Revenue on the Balance Sheet until performance obligations are satisfied.

As of December 31, 2025, the Company had $nil Revenue.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Note 3 — Debt

Related Party Loans

At December 31, 2025, the Group has a loan from Vero3 Holdings Limited, which owns 95.4% of Vero3 Limited. The loan is held in Vero3 Limited and has been used to fund the operations in Wyoming.

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date
Vero3 Holdings Ltd	$ 1,753,369	0%	Fiscal Year 2024, 2025	31/12/2027

Note 4 — Commitments and Contingencies

The Company is not a party to any material legal proceedings as of the filing date of this report.

Note 5 — Subsequent Events

Management has evaluated subsequent events through the date of these financial statements (April 30, 2026).

In March 2026, Caterpillar Inc, OnePWR Solutions and Vero3 announced their strategic collaboration focused on developing large-scale lower-carbon power generation and permanent carbon storage projects to support mission-critical facilities, including data center infrastructure.

Other than the above, there are no material subsequent events requiring disclosure have been identified other than as described elsewhere in this report.